Exhibit 12.1

Twenty-First Century Fox, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the three months ended September 30, 2014	For the fiscal years ended June 30,
		2014	2013	2012	2011	2010
Earnings:
Income from continuing operations before income tax expense	$1,603	$5,189	$8,736	$4,463	$3,098	$2,762
Add:
Equity earnings of affiliates	(379)	(622)	(655)	(636)	(352)	(353)
Dividends received from affiliates	3	358	324	281	252	239
Fixed charges, excluding capitalized interest	341	1,267	1,217	1,186	1,125	1,163
Amortization of capitalized interest	10	40	42	37	44	62

Total earnings available for fixed charges	$1,578	$6,232	$9,664	$5,331	$4,167	$3,873

Fixed charges:
Interest on debt and finance lease charges	$305	$1,121	$1,063	$1,032	$962	$999
Capitalized interest	5	28	41	42	44	44
Interest element on rental expense	36	146	154	154	163	164

Total fixed charges	$346	$1,295	$1,258	$1,228	$1,169	$1,207

Ratio of earnings to fixed charges	4.6	4.8	7.7	4.3	3.6	3.2